FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of November 2021
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TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
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1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Six-month Period and Three-month Quarter Ended September 30, 2021 with the Director of the Kanto Local Finance Bureau in Japan on November 5, 2021. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Six-month Period and Three-month Quarter Ended September 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 5, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Quarterly Securities Report
(The second quarter of 145th Business Term)
for The Six-month Period and Three-month
Quarter Ended September 30, 2021
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	November 5, 2021
[Fiscal period]	The second quarter of 145th Business Term (from July 1, 2021 to September 30, 2021)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30,	Six-month period ended September 30,	For the year ended March 31,
Term	2020	2021	2021
Revenue	1,590,785	1,794,423	3,197,812
<Three-month period ended September 30>	788,935	844,819
Profit before tax	125,561	284,425	366,235
Net profit for the period	86,589	183,721	376,171
Net profit attributable to owners of the Company	86,548	183,648	376,005
<Three-month period ended September 30>	4,037	45,964
Total comprehensive income for the period	64,443	270,288	697,416
Total equity	4,666,499	5,324,361	5,177,177
Total assets	12,414,747	12,560,273	12,912,293
Basic earnings per share (JPY)	55.45	117.08	240.72
<Three-month period ended September 30>	2.58	29.24
Diluted earnings per share (JPY)	55.13	116.40	238.96
Ratio of equity attributable to owners of the Company to total assets (%)	37.6	42.4	40.1
Net cash from (used in) operating activities	392,011	400,011	1,010,931
Net cash from (used in) investing activities	28,224	(103,349)	393,530
Net cash from (used in) financing activities	(418,210)	(658,405)	(1,088,354)
Cash and cash equivalents at the end of the period	630,868	607,881	966,222
(Note 1)    All amounts shown are rounded to the nearest million JPY.
(Note 2)    The key consolidated financial data for the six-month period ended September 30, 2020 and 2021 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.
.

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2021.
Changes in number of our group companies were as follows:
During the three-month period ended June 30, 2021, Takeda added 1 subsidiary while deconsolidated 9 entities mainly due to the mergers and liquidations of subsidiaries acquired in the acquisition of Shire plc. In addition, Takeda added 1 associate accounted for using the equity method and excluded 1 entity from associates accounted for using the equity method.
During the three-month period ended September 30, 2021, Takeda deconsolidated 14 entities mainly due to the mergers and liquidations of subsidiaries acquired in the acquisition of Shire plc. In addition, Takeda added 1 associate accounted for using the equity method.
As a result, as of September 30, 2021, Takeda consisted of 240 entities comprised of 217 consolidated subsidiaries (including partnerships), 22 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the six-month period ended September 30, 2021, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2021 which was filed in Japan.
For the impact of the spread of COVID-19 and Takeda’s initiatives in response, please refer to "2. Analysis on Business Performance, Financial Position and Cash Flows (3) Management Policy, Management Environment and Management Issues."

2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2021):

	Billion JPY or percentage
	FY2020H1	FY2021H1	Change versus the same period of the previous fiscal year
Revenue	1,590.8	1,794.4	203.6	12.8%
Cost of sales	(487.7)	(517.1)	(29.3)	6.0%
Selling, general and administrative expenses	(418.6)	(431.9)	(13.2)	3.2%
Research and development expenses	(225.0)	(254.1)	(29.1)	12.9%
Amortization and impairment losses on intangible assets associated with products	(208.1)	(205.5)	2.6	(1.2)%
Other operating income	69.5	19.5	(49.9)	(71.9)%
Other operating expenses	(105.2)	(59.4)	45.8	(43.5)%
Operating profit	215.6	346.0	130.4	60.5%
Finance income and (expenses), net	(81.1)	(58.0)	23.1	(28.4)%
Share of loss of investments accounted for using the equity method	(8.9)	(3.5)	5.4	(60.5)%
Profit before tax	125.6	284.4	158.9	126.5%
Income tax expenses	(39.0)	(100.7)	(61.7)	158.4%
Net profit for the period	86.6	183.7	97.1	112.2%
Revenue. Revenue for the six-month period ended September 30, 2021 was 1,794.4 billion JPY, an increase of 203.6 billion JPY, or 12.8%, compared to the same period of the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the six-month period ended September 30, 2021 using corresponding exchange rates in the same period of the previous fiscal year, the increase in revenue was 8.7%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 8.4 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the six-month period ended September 30, 2021, the increase was 4.4%.
Each of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases would have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the six-month period ended September 30, 2021.
Revenue outside of our core therapeutic areas increased by 68.0 billion JPY, or 23.3%, compared to the same period of the previous fiscal year to 359.8 billion JPY, largely due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan, offsetting the impact from divestitures.
Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 429.1 billion JPY, a year-on-year increase of 49.3 billion JPY, or 13.0%. Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 255.9 billion JPY, a year-on-year increase of 48.9 billion JPY, or 23.6%. Sales in the U.S. increased by 28.2 billion JPY, or 19.7%, to 171.3 billion JPY and sales in Europe and Canada increased by 15.1 billion JPY, or 29.3%, to 66.6 billion JPY, due to an increase in demand. In the Growth and Emerging Markets, the increase in sales was primarily driven by Brazil and China. Sales of TAKECAB (for acid-related diseases) were 49.1 billion JPY, an increase of 9.2 billion JPY, or 22.9%, versus the same period of the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 36.8 billion JPY, an increase of 3.6 billion JPY, or 10.9%. In August 2021, REVESTIVE was launched as the first therapy to treat this disease in Japan. Sales of AMITIZA (for chronic constipation) decreased by 8.5 billion JPY, or 68.6%, to 3.9 billion JPY, due to generic entrants in the U.S. in January 2021.
•Rare Diseases. In Rare Diseases, revenue was 300.1 billion JPY, a year-on-year increase of 4.7 billion JPY, or 1.6%.
Revenue in Rare Metabolic increased by 4.6 billion JPY, or 5.8%, compared to the same period of the previous fiscal year to 84.2 billion JPY. Sales of enzyme replacement therapies VPRIV (for Gaucher disease), REPLAGAL (for Fabry disease) and ELAPRASE (for Hunter syndrome) increased primarily in Europe and Growth and Emerging Markets.
Revenue in Rare Hematology decreased by 1.2 billion JPY, or 0.9%, to 141.6 billion JPY. Sales of ADVATE decreased by 2.1 billion JPY, or 3.3%, to 61.3 billion JPY. Sales of ADYNOVATE increased by 0.5 billion JPY, or 1.6%, to 30.0 billion JPY, helped by the positive impact of the depreciation of the yen. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 0.4 billion JPY, or 1.9%, to 20.2 billion JPY.
Revenue in Hereditary Angioedema (“HAE”) was 74.3 billion JPY, a year-on-year increase of 1.3 billion JPY, or 1.8%. Sales of TAKHZYRO were 47.5 billion JPY, an increase of 3.8 billion JPY, or 8.7%, versus the same period of the previous fiscal year primarily due to new launches including prefilled syringe administration in Europe. Sales of FIRAZYR decreased by 0.8 billion JPY, or 5.3%, to 14.3 billion JPY, primarily due to the continued impact of generic entrants in the U.S.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 32.1 billion JPY, or 15.6%, compared to the same period of the previous fiscal year to 238.0 billion JPY. Aggregate sales of immunoglobulin products were 181.3 billion JPY, an increase of 18.7 billion JPY, or 11.5%, compared to the same period of the previous fiscal year. In particular, sales of GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to higher demand versus the same period of the previous fiscal year. In addition, CUVITRU, a SCIG (subcutaneous immunoglobulin) therapy continued to mark double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 41.7 billion JPY, an increase of 13.2 billion JPY, or 46.1%, versus the same period of the previous fiscal year driven by higher China sales following the resolution of the supply interruption which impacted HUMAN ALBUMIN for release in China in the second half of the previous fiscal year.
•Oncology. In Oncology, revenue was 233.7 billion JPY, a year-on-year increase of 23.7 billion JPY, or 11.3%. Sales of VELCADE (for multiple myeloma) increased by 5.1 billion JPY, or 10.2% versus the same period of the previous fiscal year to 55.1 billion JPY. While royalty income outside the U.S. decreased due to continued generic erosion, sales in the U.S. increased by 5.9 billion JPY, or 12.3%, versus the same period of the previous fiscal year. This reflects a rebound in demand after lower sales in the previous fiscal year, particularly in the first quarter, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Sales of NINLARO (for multiple myeloma) were 45.8 billion JPY, an increase of 1.4 billion JPY, or 3.3%, versus the same period of the previous fiscal year. In the U.S., NINLARO’s profile as an effective oral treatment led to a temporary increase in demand early in the COVID-19 pandemic in 2020 because its oral administration facilitated treatment in the at-home setting. This benefit has been less impactful in the U.S. this year; however, there have been strong demand increases in other countries, particularly in China. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 4.0 billion JPY, or 8.0%, versus the same period of the previous fiscal year to 53.9 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of ADCETRIS (for malignant lymphomas) increased by 3.6 billion JPY, or 11.7% versus the same period of the previous fiscal year to 34.1 billion JPY, led by strong growth in sales in the Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of ALUNBRIG (for non-small cell lung cancer) were 6.2 billion JPY, an increase of 2.0 billion JPY, or 46.2% due to new launches and market penetration in Europe and Growth and Emerging Markets.
•Neuroscience. In Neuroscience, revenue was 233.7 billion JPY, a year-on-year increase of 25.9 billion JPY, or 12.5%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 159.3 billion JPY, an increase of 26.7 billion JPY, or 20.1%, versus the same period of the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend has been fluctuating throughout 2020 and into 2021; however, there has been a positive impact from increasing prescriptions versus the same period of the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 40.0 billion JPY, an increase of 5.1 billion JPY, or 14.6%, versus the same period of the previous fiscal year, primarily due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), attributable to the continued impact of competition from generic products.
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2020 H1		FY2021 H1
Japan*1	282.4	17.8%	390.9	21.8%
United States	786.1	49.4%	838.4	46.7%
Europe and Canada	327.2	20.6%	354.0	19.7%
Asia (excluding Japan)	78.3	4.9%	89.7	5.0%
Latin America	59.0	3.7%	61.4	3.4%
Russia/CIS	21.7	1.4%	25.1	1.4%
Other*2	36.2	2.3%	35.0	2.0%
Total	1,590.8	100.0%	1,794.4	100.0%
*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the six-month period ended September 30, 2021.
*2 Other includes the Middle East, Oceania and Africa.

Cost of Sales. Cost of Sales increased by 29.3 billion JPY, or 6.0%, to 517.1 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of the products with higher cost of sales ratio as compared to same period of the previous fiscal year. The increase was partially offset by a 28.4 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire plc. The Cost of Sales Ratio decreased by 1.8pp compared to the same period of the previous fiscal year to 28.8%. The main reason for the decrease in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 13.2 billion JPY, or 3.2%, to 431.9 billion JPY compared to the same period of the previous fiscal year, mainly due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 29.1 billion JPY, or 12.9%, to 254.1 billion JPY compared to the same period of the previous fiscal year, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 2.6 billion JPY, or 1.2%, to 205.5 billion JPY compared to the same period of the previous fiscal year.
Other Operating Income. Other Operating Income was 19.5 billion JPY, a decrease of 49.9 billion JPY, or 71.9%, compared to the same period of the previous fiscal year, mainly driven by a 60.2 billion JPY revaluation gain recorded in the same period of the previous fiscal year triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. This decrease was partially offset by a 8.4 billion JPY change in fair value of financial assets and liabilities associated with contingent consideration arrangements recognized in the current period.
Other Operating Expenses. Other Operating Expenses were 59.4 billion JPY, a decrease of 45.8 billion JPY, or 43.5%, compared to the same period of the previous fiscal year. This is mainly attributable to a 26.0 billion JPY decrease in restructuring expenses mainly attributable to lower Shire integration costs. There was also a 18.6 billion JPY loss recognized in the same period of the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA.
Operating Profit. As a result of the above factors, Operating Profit increased by 130.4 billion JPY, or 60.5% compared to the same period of the previous fiscal year to 346.0 billion JPY.

Net Finance Expenses. Net Finance Expenses were 58.0 billion JPY in the current period, a decrease of 23.1 billion JPY compared to the same period of the previous fiscal year. The decrease is mainly due to a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021 and a decrease in interest expense primarily driven by reduction in outstanding balances of bond and loans.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 3.5 billion JPY, a decrease of 5.4 billion JPY compared to the same period of the previous fiscal year. This was mainly due to Takeda's shareholding ratio of impairment loss recognized by Teva Takeda Pharma Ltd. for the same period of the previous fiscal year resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision to divest a part of its generics business and a manufacturing plant.

Income Tax Expenses. Income Tax Expenses were 100.7 billion JPY, an increase of 61.7 billion JPY compared to the same period of the previous year. This increase was primarily due to a tax charge of 63.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 as well as higher pretax earnings in the current period. These increases were partially offset by the tax benefits from internal entity restructuring transactions in the current period.
Net Profit for the Period. Net Profit for the Period increased by 97.1 billion JPY, or 112.2%, compared to the same period of the previous fiscal year to 183.7 billion JPY.

Underlying Results (April 1 to September 30, 2021)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Underlying Results

FY2021 H1
Underlying Revenue Growth	+6.8%
Underlying Core Operating Profit Growth	+6.4%
Underlying Core Operating Profit Margin	29.1%
Underlying Core EPS Growth	+9.1%

Underlying Revenue Growth was 6.8% compared to the same six-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 11.4%, which constitute approximately 42% of the total Underlying revenue, led by ENTYVIO, HUMAN ALBUMIN/FLEXBUMIN and GAMMAGARD LIQUID/KIOVIG.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Underlying Revenue Growth by Therapeutic Area
GI	+8.3%
Rare Diseases	-2.2%
Rare Metabolic	+2.1%
Rare Hematology	-4.6%
Hereditary Angioedema	-1.9%
PDT Immunology	+11.1%
Oncology	+7.8%
Neuroscience	+9.1%
Other	+9.7%
Total	+6.8%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to II. Operating and Financial Review, 2. Analysis on Business Performance, Financial Position and Cash Flows, (1) Consolidated Financial Results (April 1 to September 30, 2021), Revenue., for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.

The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the same period of the previous fiscal year as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the same period of the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current period.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both the current period and the same period of the previous fiscal year as the divestiture was publicly announced and had been expected to complete within the first half of the current fiscal year. It is now expected to complete in the second half of the current fiscal year.

Underlying Core Operating Profit Growth was 6.4% over the same six-month period of the previous fiscal year, attributable to Underlying Revenue Growth.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 485.7 billion JPY.

Underlying Core Operating Profit Margin for the current period was 29.1%.

Underlying Core EPS Growth for the current period was 9.1%.

(2) Consolidated Financial Position
Assets. Total Assets as of September 30, 2021 were 12,560.3 billion JPY, reflecting a decrease of 352.0 billion JPY compared to the previous fiscal year-end. Cash and Cash Equivalents decreased by 358.3 billion JPY, and Intangible Assets decreased by 125.4 billion JPY mainly due to amortization. These decreases were partially offset by an increase in Trade and Other Receivables of 60.5 billion JPY.
Although there was a decline in share price after September 30, 2021 that eliminated our surplus in market capitalization compared to the carrying value of our one cash-generating unit (CGU), we concluded there was no indication of goodwill impairment through the issuance date of this report.
Liabilities. Total Liabilities as of September 30, 2021 were 7,235.9 billion JPY, reflecting a decrease of 499.2 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 404.0 billion JPY to 4,231.4 billion JPY* primarily as a result of the repayment of loans and the redemption of bonds. In addition, Provisions decreased by 59.4 billion JPY and Other Financial Liabilities decreased by 53.7 billion JPY.
* The carrying amount of Bonds was 3,344.7 billion JPY and Loans was 886.7 billion JPY as of September 30, 2021. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	170.2
Unsecured US dollar denominated senior notes (5,500 million USD)	September 2016	September 2023 ~ September 2026	588.3
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	484.3
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	362.0
Hybrid bonds (subordinated bonds)	June 2019	June 2079	497.8
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	778.0
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	464.1
Total			3,344.7
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	167.7
Japan Bank for International Cooperation (1,700 million USD)	January 2019	December 2025	190.3
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			5.2
Total			886.7

On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. Following this, on June 11, 2021, Takeda prepaid 2,000 million USD of the Japan Bank for International Cooperation loan (“JBIC Loan”) amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025. On August 10, 2021, Takeda redeemed 1,500 million EUR of unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022. On September 3, 2021, Takeda provided a formal notice of prepayment to the Japan Bank for International Cooperation committing the company to prepay the remaining 1,700 million USD outstanding JBIC Loan amount on December 13, 2021.
Equity. Total Equity as of September 30, 2021 was 5,324.4 billion JPY, an increase of 147.2 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 85.0 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen as well as an increase of 41.2 billion JPY in Retained Earnings resulting from Net Profit for the Period partially offset by dividends payment of 141.9 billion JPY.
Consolidated Cash Flow

	Billion JPY
	FY2020 H1	FY2021 H1
Net cash from (used in) operating activities	392.0	400.0
Net cash from (used in) investing activities	28.2	(103.3)
Net cash from (used in) financing activities	(418.2)	(658.4)
Net increase (decrease) in cash and cash equivalents	2.0	(361.7)
Cash and cash equivalents at the beginning of the year	637.6	966.2
Effects of exchange rate changes on cash and cash equivalents	(8.6)	3.4
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	(0.2)	—
Cash and cash equivalents at the end of the period	630.9	607.9
Net cash from operating activities was 400.0 billion JPY for the current period compared to 392.0 billion JPY for the same period of the previous year. The increase of 8.0 billion JPY was primarily driven by higher net profit for the period adjusted for non-cash items and other adjustments, including the income relating to the release from the obligation to divest the pipeline compound SHP 647 and certain associated rights in the same period of the previous year. It was partially offset by a decrease in provisions and an increase in trade and other receivables.
Net cash used in investing activities was 103.3 billion JPY for the current period compared to net cash from investing activities of 28.2 billion JPY for the same period of the previous year. This increase in net cash used of 131.6 billion JPY was mainly due to a decrease of 40.6 billion JPY in proceeds from sales and redemption of investments, a decrease of 38.1 billion JPY in proceeds from sales of property, plant and equipment, and a decrease of 29.3 billion JPY in proceeds from sales of business, net of cash and cash equivalents divested.
Net cash used in financing activities was 658.4 billion JPY for the current period compared to 418.2 billion JPY for the same period of the previous year. This increase in net cash used of 240.2 billion JPY was mainly due to a decrease in proceeds from issuance of bonds and long-term loans of 1,179.5 billion JPY. This was partially offset by a decrease in repayments of bonds and long-term loans of 824.6 billion JPY as well as the favorable impact from short-term loans and commercial papers of 89.9 billion JPY.

(3) Management Policy, Management Environment and Management Issues
There was no significant change in management policy, management environment and management issues for the six-month period ended September 30, 2021.
Impact of the spread of the novel coronavirus infectious disease (COVID-19) and Takeda’s initiatives in response are as follows:
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
Takeda continues to respond to the COVID-19 pandemic and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place for over a year, and monitor any potential impacts of effects of COVID-19 on our business activities.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
Since the COVID-19 pandemic began, we have continued voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events. However, and in accordance with local guidelines, we are slowly easing some of these restrictions in some geographies with high rates of vaccinations and low new infection rates. In addition, our field force are resuming a small number of face-to-face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face-to-face, it is only with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of the majority of new clinical trial studies. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have resumed most of our trial activities during the previous fiscal year.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current period are as below.
•We spent several months evaluating new ways of working to ensure we consider the long-term effects of virtual and hybrid working on our overall people experience and to build an exceptional working environment in a “post-COVID-19” world. Now we are rolling out a new hybrid working model in parts of Takeda on a regional and local level. To ensure all Takeda working environments remain safe, we have created core principles, global guidelines and toolkits to help Takeda leaders and managers determine and implement new hybrid working models for their teams post-COVID. Implementation of this guidance varies on the local level, given differences in public health guidance and regulations, changes in population and epidemiology over time and standards of practice in the community.
•Takeda has undertaken a number of efforts to help the world respond to COVID-19. One example is to bring COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing with production capacity of 250 million doses per year and commercialization of its COVID-19 vaccine candidate, NVX-CoV2373 (development code in Japan: TAK-019) in Japan. In September 2021, Takeda concluded the agreement with the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to provide 150 million doses of Novavax’ COVID-19 vaccine candidate manufactured in Japan by Takeda subject to licensing and approval, starting in early calendar year 2022. The second partnership is with Moderna and the MHLW to import and distribute Moderna’s mRNA COVID-19 vaccine (COVID-19 Vaccine Moderna Intramuscular Injection) in Japan. In May 2021, Takeda obtained approval from the MHLW for Moderna’s COVID-19 vaccine following positive interim results in Takeda’s Phase 1/2 immunogenicity and safety clinical trial, and has since commenced distribution in Japan. Takeda initially entered a three-way agreement with Moderna and MHLW to distribute 50 million doses of TAK-919 in Japan, and in July 2021, Takeda announced an additional three-way agreement to import and distribute an additional 50 million doses from as early as the beginning of 2022, totaling 100 million doses between the two agreements. The July 2021 agreement includes the potential to secure and supply vaccines corresponding to COVID-19 variants or booster products, should they be successfully developed by Moderna and licensed by the MHLW.
In October 2021, Takeda and Moderna published an investigation report prompted by the recall of three lots of the Moderna COVID-19 vaccine in Japan based on the observation of foreign particles in unpunctured vials from a single lot. The joint report concluded that the rare presence of 316L stainless steel particles – observed in one of the recalled lots – presented no undue risk to patient safety and did not adversely affect the benefit/risk profile of the product. It also concluded that the most probable cause of the particles identified in one of the recalled lots is related to friction between two pieces at the production line at ROVI, Moderna’s third party manufacturer. The investigation conducted and actions taken specific to the impacted lots confirm that no other lots were impacted by the equipment event described in the investigation report.

(iii) FY2021 H1 financial impact from COVID-19
Overall, the global spread of COVID-19 did not have a material effect on our financials for the six-month period ended September 30, 2021. Over the course of the pandemic, there have been adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions have been in place, reducing patient visits to medical care providers. This was notable especially in the early months of the previous fiscal year when transmission of COVID-19 rapidly expanded across the countries where we operate. The trend has fluctuated since then, and we have not yet seen a full recovery to pre-COVID-19 levels, however, a certain number of our life-saving medicines have shown resilience and have grown even under such an environment.

(4) Research & Development Activities and Results
Research and development expenses for the six-month period ended September 30, 2021 were 254.1 billion JPY.
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma-Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas (oncology, rare genetics and hematology, neuroscience, and gastroenterology (GI)). Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
Takeda’s pipeline is positioned to support both near-term and sustained growth of the company. Once first approval is achieved, there is ongoing R&D support for geographical expansion and additional indications, as well as post-marketing commitment and potential additional formulation work. Takeda’s R&D team works closely with the commercial functions to maximize the value of marketed products and reflect commercial insights in its R&D strategies and portfolio.
Major progress on R&D events since April 2021 are listed as follows:

R&D pipeline
Oncology
In Oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed products ALUNBRIG, EXKIVITY, and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms ,as well as exploring innovative cell therapies harnessing the power of the innate immune system.

NINLARO / Generic name: ixazomib
–In May 2021, Takeda announced that it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial amendment to the manufacturing and marketing approval of NINLARO to expand the eligible patient population for this medicine to those requiring a maintenance therapy after first-line treatment for multiple myeloma without prior stem cell transplant. The approval is based primarily on the results of the TOURMALINE-MM4 study, a randomized and placebo-controlled double-blind multicenter international Phase III clinical trial. The study achieved its primary endpoint, demonstrating a statistically significant improvement in progression-free survival (PFS) in adult patients with multiple myeloma receiving NINLARO maintenance who had not undergone stem cell transplantation. The safety profile of NINLARO as a maintenance therapy is similar to its established safety profile in the monotherapy setting, and, notably, no new concerns were identified in the TOURMALINE-MM4 study.

ICLUSIG / Generic name: ponatinib
–In June 2021, Takeda presented primary analysis data from the Phase II OPTIC (Optimizing Ponatinib Treatment in CML) trial during an oral session at the virtual 57th American Society of Clinical Oncology (ASCO) Annual Meeting, and as an oral session at the virtual 26th European Hematology Association (EHA) Annual Meeting. The OPTIC trial, which evaluated treatment in patients with resistant disease, with and without mutations, met its primary endpoint. The study demonstrated that the optimal benefit-risk profile for ICLUSIG in patients with CP-

CML is achieved with a daily starting dose of 45-mg and, upon achieving ≤1% BCR-ABL1IS, dose reduction to 15-mg. The results also suggest a clinically manageable safety and arterial occlusive event (AOE) profile for ICLUSIG.

ALUNBRIG / Generic name: brigatinib
–In June 2021, Takeda announced that ALUNBRIG can be used for first-line treatment of patients with non-small cell lung cancer (NSCLC) who are ALK fusion gene positive (ALK-positive) as determined by the companion diagnostic ALK fusion protein kit, Ventana OptiView ALK (D5F3) ("Ventana") in Japan. Ventana, developed by Roche Diagnostics, which uses as its assay principle the immunohistochemical staining method (IHC method), received an additional indication through a partial change of the drug's manufacturing and marketing approval to include its use to ALUNBRIG. The additional approval of ALUNBRIG for the indication of Ventana, in addition to the Fluorescence In Situ Hybridization (FISH) diagnostic, will provide a wider range of ALK-positive NSCLC patients with the opportunity to be treated with ALUNBRIG.

ADCETRIS / Generic name: brentuximab vedotin
–In September 2021, Takeda announced that it submitted a Supplemental New Drug Application (sNDA) of ADCETRIS in the first-line treatment of CD30-positive Hodgkin lymphoma in pediatric patients in Japan. This application is based on the results of a global Phase 1/2 trial (C25004 Trial) evaluating the efficacy and safety of ADCETRIS in combination with AVD (doxorubicin, vinblastine and dacarbazine) as a first-line therapy in pediatric patients with previously untreated advanced-stage Hodgkin lymphoma.

CABOMETYX / Generic name: cabozantinib
–In August 2021, Takeda and Ono Pharmaceutical (Ono) announced that the companies received an approval from the Japanese Ministry of Health. Labour and Welfare (MHLW) for CABOMETYX and Ono’s OPDIVO (nivolumab), a human anti-human PD-1 monoclonal antibody, in combination therapy for the treatment of unresectable or metastatic renal cell carcinoma (RCC), for a partial change in approved items of the manufacturing and marketing approval. This approval is based on results from the global, multi-center, randomized, open-label Phase 3 CheckMate-9ER study, evaluating OPDIVO and CABOMETYX combination therapy versus sunitinib alone in patients with previously untreated advanced or metastatic RCC. In this study, OPDIVO and CABOMETYX combination therapy demonstrated a significant and clinically meaningful improvement in the primary endpoint of progression-free survival (PFS) as assessed by the blind independent central review (BICR), compared to sunitinib alone at the final analysis, as well as the secondary endpoints of overall survival (OS) and objective response rate (ORR) as assessed by the BICR. The safety profiles of OPDIVO and CABOMETYX combination therapy observed in the study were consistent with the previously reported safety profile of each product.

ZEJULA / Generic name: niraparib
–In September 2021, Takeda announced that it has received approval from the Japanese Ministry of Health. Labour and Welfare (MHLW) to manufacture and market ZEJULA tablets 100mg (hereinafter "ZEJULA tablets") as an additional formulation for ZEJULA capsules 100mg (hereinafter "ZEJULA capsules"), an oral poly (ADP-ribose) polymerase (PARP) inhibitor. The approval was granted based on the results of a human bioequivalence trial (3000-01-004 trial) and an dissolution study that confirmed the equivalence of ZEJULA capsules and ZEJULA tablets. ZEJULA capsules require refrigerated storage, however the newly approved ZEULA tablets can be stored at room temperature.

EXKIVITY / Generic name: mobocertinib
–In May 2021, Takeda announced updated data from the Phase 1/2 trial of mobocertinib in patients with epidermal growth factor receptor (EGFR) Exon20 insertion mutation-positive (insertion+) metastatic non-small cell lung cancer (mNSCLC) who received prior platinum-based chemotherapy. The results showed mobocertinib continued to demonstrate clinically meaningful benefit after over a year of follow up and were presented at the virtual 57th American Society of Clinical Oncology (ASCO) Annual Meeting. Results showed a median overall survival (OS) of 24 months with a median follow up of 14 months, and responses were observed across diverse EGFR Exon20 insertion variants. Other key data points such as confirmed objective response rate (ORR), a median duration of response (DoR) and a disease control rate (DCR), remained consistent with previously reported data. The safety profile observed was manageable and consistent with previous findings.
–In July 2021, Takeda announced that Center for Drug Evaluation (CDE) of the National Medical Products Administration of China (NMPA) has accepted the New Drug Application (NDA) for mobocertinib and granted priority review for this Class-1 innovative drug, for the treatment of adult patients with non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) Exon20 insertion mutations.
–In September 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) has approved EXKIVITY for the treatment of adult patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations as detected by an FDA-approved test, whose disease has progressed on or after platinum-based chemotherapy. The FDA approval is based on results from the platinum-pretreated population in the Phase 1/2 trial of EXKIVITY, which consisted of 114 patients with EGFR Exon20 insertion+ NSCLC who received prior platinum-based therapy and were treated at the 160 mg dose once- daily. EXKIVITY, which was granted priority review and received Breakthrough Therapy Designation, Fast Track Designation and Orphan Drug Designation from the FDA, is the first and only approved oral therapy specifically designed to target EGFR Exon20 insertion mutations. This indication is approved under Accelerated Approval based on overall response rate (ORR) and duration of response (DoR). Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial. The FDA simultaneously approved Thermo Fisher Scientific’s Oncomine Dx Target Test as an next-generation sequencing (NGS) companion diagnostic for EXKIVITY to identify NSCLC patients with EGFR Exon20 insertions.

Development code: TAK-924 / Generic name: pevonedistat
–In September 2021, Takeda announced the Phase 3 PANTHER (Pevonedistat-3001) study did not achieve pre-defined statistical significance for the primary endpoint of event-free survival (EFS). The trial evaluated whether the combination of pevonedistat plus azacitidine as first-line treatment for patients with higher-risk myelodysplastic syndromes (MDS), chronic myelomonocytic leukemia (CMML) and low-blast acute myeloid leukemia (AML) improved EFS versus azacitidine alone. An event in the trial was defined as death or transformation to AML in participants with higher-risk MDS or CMML, whichever occurred first, and death in participants with AML.

Rare Genetics & Hematology
In Rare Genetics & Hematology, Takeda focuses on several areas of high unmet medical need. In hereditary angioedema, Takeda aspires to transform the treatment paradigm, including through TAKHZYRO, with continued investment in lifecycle management programs including evaluating Takhzyro in Bradykinin-mediated angioedema with normal C1-inhibitor. In rare hematology, Takeda focuses on addressing today’s needs in the treatment of bleeding disorders, including through ADVATE and ADYNOVATE/ADYNOVI, as well as on the development of pipeline assets including TAK-755 for the treatment of immune thrombotic thrombocytopenic purpura (iTTP) and congenital thrombotic thrombocytopenic purpura (cTTP). In rare metabolic diseases, Takeda is developing treatments for lysosomal storage disorders (LSDs), with a portfolio that includes commercial products such as ELAPRASE and REPLAGAL, and late-stage investigational therapies and pipeline candidates. We are also building differentiated gene therapy capabilities for the development and delivery of functional cures to patients with rare diseases.

TAKHZYRO / Generic name: lanadelumab
–In July 2021, Takeda announced the results from two final analyses from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE), which evaluated the long-term safety (primary endpoint) and efficacy of TAKHZYRO (lanadelumab) 300 mg every two weeks for up to 2.5 years. In the first analysis, the mean (min, max) reduction in the attack rate compared to baseline observed in the study population (N=212) was of 87.4 percent (-100; 852.8), and the median reduction was 97.7 percent and patients received treatment for a mean (standard deviation) duration of 29.6 (8.2) months. At steady state – day 70 to the end of the treatment period – attack rates were further reduced to a mean of 92.4 percent and a median reduction of 98.2 percent. An additional analysis further suggests TAKHZYRO was a well-tolerated treatment that prevented HAE attacks over an extended planned 132 week treatment period across specific HAE patient demographic and disease characteristic subgroups. These data were presented at the 2021 European Academy of Allergy and Clinical Immunology (EAACI) Hybrid Congress.

VONVENDI / Generic name: von Willebrand factor (Recombinant)
–In June 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) has accepted the supplemental Biologics License Application (sBLA) for VONVENDI for the prophylactic treatment to prevent or reduce the frequency of bleeding episodes in adults (age 18 and older) with von Willebrand disease (VWD). The FDA has provided an anticipated Prescription Drug User Fee Act (PDUFA) action date of January 28, 2022.

Development code: TAK-620 / Generic name: maribavir
–In May 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) accepted a New Drug Application (NDA), granting priority review, for maribavir for the treatment of CMV infections that are refractory with or without resistance (R/R), in solid organ transplant (SOT) or hematopoietic cell transplant (HCT) recipients. The application is based on the pivotal Phase 3 TAK-620-303 (SOLSTICE) trial. Maribavir has been granted Orphan Drug Designation by the FDA for treatment of clinically significant CMV viremia and disease in at-risk patients. The FDA has also granted maribavir Breakthrough Therapy Designation as a treatment for CMV infection and disease in transplant patients resistant or refractory to prior therapy.
–In June 2021, Takeda announced the results from a new subgroup analysis of SOT recipients in the Phase 3 TAK-620-303 (SOLSTICE) trial, for the investigational drug maribavir, at the American Transplant Congress (ATC) 2021 Virtual Connect. More than twice (55.6%, 79/142) as many SOT recipients with R/R CMV infection at baseline treated with maribavir achieved confirmed CMV viremia clearance at Study Week 8 (end of treatment phase) compared to those treated with conventional antiviral therapies (26.1%, 18/69) (investigator assigned treatment; IAT consists of one or a combination of ganciclovir, valganciclovir, foscarnet or cidofovir) (adjusted difference [95% CI]: 30.5% [17.3, 43.6]). The results presented showed consistent efficacy in SOT recipients receiving maribavir in heart, lung and kidney transplants.
–In October 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) Antimicrobial Drugs Advisory Committee (AMDAC) voted unanimously to recommend use of maribavir for the treatment of refractory cytomegalovirus (CMV) infection and disease with genotypic resistance to ganciclovir, valganciclovir, foscarnet or cidofovir in transplant recipients. The committee also voted unanimously to recommend use of maribavir for the treatment of refractory CMV infection and disease without genotypic resistance to ganciclovir, valganciclovir, foscarnet or cidofovir in transplant recipients. Both recommendations were based on the results of the Phase 2 and Phase 3 TAK-620-303 (SOLSTICE) trials. The New Drug Application (NDA) for maribavir is currently under

Priority Review by the FDA. The FDA will consider the vote as part of its review of the NDA and is not bound by the AMDAC’s recommendation.

Neuroscience
In Neuroscience, Takeda is focusing its R&D investments on potentially transformative treatments for neurological and neuromuscular diseases of high unmet need, and building its pipeline through a combination of in-house expertise and partnerships. By harnessing advances in disease biology understanding, translational tools, and innovative modalities, Takeda is primarily focusing on rare neurology, in particular, on potential investigative therapies for sleep-wake disorders such as narcolepsy and idiopathic hypersomnia with a franchise of orexin-2 receptor agonists (TAK-994, TAK-925, TAK-861, etc.), and rare epilepsies with soticlestat (TAK-935). Other rare neurology diseases of focus include Amyotrophic Lateral Sclerosis, Huntington’s disease and other ataxias. Takeda also makes targeted investments to potentially address well-defined segments of neurodegenerative diseases (e.g., Parkinson’s Disease).

Development code: TAK-994
In July 2021, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to TAK-994, its Phase 2 investigational oral orexin agonist, which is designed to selectively target orexin 2 receptors. TAK-994 is currently being studied in an ongoing Phase 2 (TAK-994-1501) study for the treatment of excessive daytime sleepiness (EDS) in patients with narcolepsy type 1 (NT1), a chronic neurological disorder that alters the sleep-wake cycle. The TAK-994 BTD was based, in part, on early phase and preliminary clinical data that indicates Takeda’s investigational oral orexin agonist may demonstrate substantially improved objective and subjective measurements of daytime wakefulness in NT1 patients.
In October 2021, Takeda announced that a safety signal has emerged in Phase 2 studies of TAK-994 (TAK-994-1501 study and TAK-994-1504 study). As an immediate precautionary measure, Takeda has suspended dosing of patients and has decided to stop both Phase 2 studies early. This allows for the timely interpretation of the benefit/risk profile of TAK-994 and to determine next steps for the program.

Gastroenterology (GI)
In Gastroenterology, Takeda focuses on delivering innovative, life-changing therapeutics for patients with gastrointestinal and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO, including development of a subcutaneous formulation as well as a needle free device. Takeda is also expanding its position with GATTEX / REVESTIVE, and ALOFISEL, which is in ongoing P-3 trials to support further potential geographic expansion, including in the U.S. Furthermore, Takeda is progressing a pipeline built through partnerships exploring opportunities in IBD, celiac disease, select liver diseases, and motility disorders.

ENTYVIO / Generic name: vedolizumab
–In October 2021, Takeda announced the update on the U.S. development program for the investigational subcutaneous (SC) formulation of ENTYVIO as a maintenance therapy in adults with moderate to severe ulcerative colitis (UC). Through our ongoing interactions with the U.S. Food and Drug Administration (FDA), Takeda has received feedback which has provided clarity on the regulatory package and critical elements for the resubmission of the Biologics License Application (BLA) for Entyvio SC, and we are moving forward accordingly. We are reviewing our development program timelines and currently anticipate potential approval in FY 2023.

GATTEX / REVESTIVE / Generic name: teduglutide
–In June 2021, Takeda announced that it obtained approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market REVESTIVE 3.8 mg for subcutaneous injection as a treatment for short bowel syndrome. The approval is mainly based on the results of several trials conducted overseas, as well as Phase 3 clinical trials (SHP633-302, SHP633-305, SHP633-306, and SHP633-307) conducted in pediatric and adult patients in Japan.

ALOFISEL / Generic name: darvadstrocel
–In September 2021, Takeda announced that it has received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market ALOFISEL for the treatment of complex perianal fistulas in patients with non-active or mildly active luminal Crohn’s disease (CD). This product is indicated for the treatment of patients who have shown an inadequate response to at least one existing medicinal treatment. The approval is based on data from two trials , the Japanese Study Darvadstrocel-3002 and the ADMIRE-CD trial, conducted in Europe and Israel. ALOFISEL is the first expanded human allogeneic adipose-derived mesenchymal stem cell therapy to be approved in Japan, which exhibits immunomodulatory and local anti-inflammatory effects at the site of inflammation.

Plasma-Derived Therapies (PDT)
Takeda created a dedicated PDT business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing, R&D, and commercialization. In PDT, we aspire to develop life-saving plasma derived treatments which are essential for patients with a variety of rare and complex chronic diseases. The dedicated R&D organization in PDT is charged with maximizing the value of existing therapies, identifying new targeted therapies, and optimizing efficiencies of current product manufacturing. Near-term, our priority is focused on delivering value from our broad immunoglobulin portfolio (HYQVIA, CUVITRU, GAMMAGARD and GAMMAGARD S/D) through pursuit of new indications, geographic expansions, and enhanced patient experience through integrated healthcare technologies. In our hematology and specialty care portfolio, our priority is pursuing new indication and formulation development opportunities for PROTHROMPLEX (4F-PCC), FEIBA, CEPROTIN and ARALAST. Additionally, we are developing next generation immunoglobulin products with 20% fSCIg (TAK-881), IgG Low IgA (TAK-880) and pursuing other early stage opportunities that would add to our diversified commercial portfolio of more than 20 therapeutic products distributed worldwide.

Development code: CoVIg-19 (previously TAK-888) / Generic name: anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin
–In April 2021, The CoVIg-19 Plasma Alliance announced that the Phase 3 Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) clinical trial sponsored and funded by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), did not meet its endpoints. No serious safety signals were raised in the trial. The study aimed to determine whether an investigational anti-coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine could reduce the risk of disease progression when added to standard of care treatment including remdesivir in hospitalized adult patients at risk for serious complications. Analyses remain ongoing and NIAID and the INSIGHT Network intend to publish the full results of the trial soon. Following the outcome of the ITAC trial, the CoVIg-19 Plasma Alliance’s work has now concluded.

Vaccines
In Vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, COVID-19, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan and the U.S., and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

COVID-19 Vaccine Moderna Intramuscular Injection / Development code: mRNA-1273 (Japanese development code: TAK-919)
–In May 2021, Takeda announced positive interim results from the ongoing Phase 1/2 immunogenicity and safety clinical trial of TAK-919 in Japan have been submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA). Takeda currently has a three-way agreement with Moderna and the Government of Japan’s Ministry of Health Labour and Welfare (MHLW) to import and distribute 50 million doses of TAK-919 in Japan. This interim analysis showed binding antibody and neutralizing antibody titres were elevated at 28 days after the second dose in 100% of people vaccinated with two 0.5ml doses of TAK-919 given 28 days apart. The vaccine candidate was generally well-tolerated with no significant safety concerns reported. The study results were submitted to the Japan Pharmaceuticals and Medical Devices Agency (PMDA) to be evaluated as part of the New Drug Application submitted in March 2021, which also includes safety and efficacy results from Moderna’s pivotal Phase 3 COVE trial conducted in the U.S.
–In May 2021, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) granted special approval under article 14-3 of the Pharmaceuticals and Medical Devices Act for emergency use of COVID-19 Vaccine Moderna Intramuscular Injection (TAK-919) in Japan. The approval is based on positive clinical data from Takeda’s Phase 1/2 immunogenicity and safety clinical trial of COVID-19 Vaccine Moderna Intramuscular Injection in Japan, which showed an immune response consistent with results from Moderna’s pivotal Phase 3 COVE trial conducted in the United States. Takeda has started distribution in Japan.
–In July 2021, Takeda announced an additional agreement with Moderna and the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to import and distribute an additional 50 million doses of COVID-19 Vaccine Moderna Intramuscular Injection in Japan from as early as the beginning of 2022. This agreement includes the potential to secure and supply vaccines corresponding to COVID-19 variants or booster products, should they be successfully developed by Moderna and licensed by the MHLW. Takeda will import and distribute the totaling 100 million doses including the additional 50 million doses in 2022 and 50 million doses announced in October, 2020.
–In July 2021, Takeda announced that the Japanese Ministry of Health, Labour and Welfare (MHLW) accepted the change in age indication in the package insert for COVID-19 Vaccine Moderna Intramuscular Injection to expand to 12 years of age and older. This change is based on the results of Moderna's Phase 2/3 study conducted in 3,732 subjects aged 12 to 17 years in the United States. The serum neutralizing antibody titer and neutralizing antibody titer response rate 28 days after the second vaccination of adolescents (12 to 17 years old), which are the primary endpoints, showed non-inferiority to young adults (18 to 25 years old) in the overseas phase 3 study (mRNA-1273-P301 study). Additionally, the results indicating a high preventive effect at the vaccine efficacy rate 2 weeks after the second vaccination, which was set as a secondary endpoint. No significant safety concerns were reported, as was the case with the results of clinical studies in patients aged 18 years or older.

Development code: NVX-CoV2373 (Japanese development code: TAK-019) / Generic name: COVID-19 vaccine
–In September 2021, Takeda announced the agreement that the Japanese Ministry of Health, Labour and Welfare (MHLW) will purchase 150 million doses of Novavax’ vaccine candidate (TAK-019 in Japan) manufactured in Japan by Takeda subject to licensing and approval. Takeda is establishing the capability to manufacture TAK-019 at its facilities in Japan and aims to begin distribution in early calendar year 2022. Novavax is licensing and transferring manufacturing technologies to enable Takeda to manufacture the vaccine antigen and is supplying the Matrix-MTM adjuvant to Takeda for fill/finish together with the antigen. Takeda is responsible for the Japanese clinical trial and regulatory submission and will distribute TAK-019 in Japan should it be approved by the MHLW.

Development code: TAK-003 / Generic name: Dengue vaccine
–In May 2021, Takeda announced that TAK-003 demonstrated continued protection against dengue illness and hospitalization, regardless of an individual’s previous dengue exposure, with no important safety risks identified through three years after vaccination in the ongoing pivotal Phase 3 Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial. TIDES enrolled more than 20,000 healthy children and adolescents ages four to 16 years in dengue-endemic countries in Latin America and Asia. Safety and efficacy results from the 36-month follow-up exploratory analysis of TIDES were presented at the 17th Conference of the International Society of Travel Medicine (CISTM). Through three years (36 months after the second dose), observations of varied vaccine efficacy by serotype remained consistent with previously reported results. No evidence of disease enhancement was observed. TAK-003 was generally well tolerated, and there were no important safety risks observed. TIDES safety and efficacy data through 36-months follow-up was included in regulatory submissions to the European Union and dengue-endemic countries and will be part of additional filings planned for 2021, including in the United States.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house R&D capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.
–In July 2021, Takeda and PeptiDream Inc. announced an expansion of its research collaboration and exclusive license agreement, announced in December 2020, to create peptide-drug conjugates (PDCs) for several central nervous system (CNS) targets, which play important roles in chronic neurodegenerative diseases. This new collaboration expands the use of the TfR1 binding peptide ligands for CNS targets associated with neurodegeneration allowing Takeda to conjugate the peptides with therapeutic cargoes optimized to cross the blood-brain barrier (BBB). A significant challenge to the development of effective medicines for neurodegenerative diseases is the ability to deliver therapeutic molecules across the BBB into the brain. Peptide carriers that bind to TfR1 when conjugated to various therapeutic payloads facilitate the transport of the payload across the BBB into the brain, and thereby significantly improve functional benefit. This TfR1 BBB shuttle approach has the potential to accelerate the development of therapies for which BBB penetration remains challenging. This approach may also enable broad brain region biodistribution that is frequently needed to effectively treat many neurodegenerative diseases for which few, if any, effective drugs currently exist.
–In July 2021, Takeda and Frazier Healthcare Partners announced a collaboration to launch HilleVax, Inc. (HilleVax), a biopharmaceutical company to develop and commercialize Takeda’s norovirus vaccine candidate. Takeda has granted a license to HilleVax for the exclusive development and commercialization rights to its norovirus vaccine candidate, HIL-214 (formerly TAK-214), worldwide outside of Japan, in exchange for upfront consideration, as well as future cash milestones and royalties on net sales. Takeda will retain commercialization rights in Japan and HilleVax will integrate certain Japan development activities into its global development. HIL-214, which is a virus-like particle (VLP) based vaccine candidate, completed a randomized, placebo-controlled Phase 2b field efficacy study in 4,712 adult subjects in which HIL-214 was well-tolerated and demonstrated clinical proof of concept in preventing moderate-to-severe cases of acute gastroenteritis from norovirus infection.1 To date, the candidate has been studied in nine human clinical trials with safety data from over 4,500 subjects and immunogenicity data from over 2,000 subjects.
–In September 2021, Takeda and Mirum Pharmaceuticals, Inc. (Mirum) announced that the companies have entered into an exclusive licensing agreement for the development and commercialization of maralixibat chloride (maralixibat) (US trade name: LIVMARLI ), an apical sodium dependent bile acid transporter (ASBT) inhibitor, in Japan for Alagille syndrome (ALGS), progressive familial intrahepatic cholestasis (PFIC), and biliary atresia (BA). Maralixibat, an investigational, orally administered medication, is being evaluated globally in ALGS, PFIC, and BA. Under the terms of the agreement, Takeda will be responsible for regulatory approval and commercialization of maralixibat in Japan. Takeda will also be responsible for development, including conducting clinical studies in cholestatic indications.
–In September 2021, Takeda and JCR Pharmaceuticals Co., Ltd. (JCR) announced a geographically-focused exclusive collaboration and license agreement to commercialize JR-141 (INN: pabinafusp alfa), an investigational, next-generation recombinant fusion protein of an antibody against the human transferrin receptor and iduronate-2-sulfatase (IDS) enzyme for the treatment of Hunter syndrome (also known as Mucopolysaccharidosis type II or MPS II). JR-141, applied with J-Brain Cargo, JCR’s proprietary blood-brain barrier (BBB) technology, is engineered to transport the therapeutic enzyme across the BBB to directly reach the brain and address both the somatic and neuronopathic manifestations of the disease, which can lead to progressive cognitive decline. Under the terms of the exclusive collaboration and license agreement, Takeda will exclusively commercialize JR-141 outside of the United States, including Canada, Europe, and other regions (excluding Japan and certain other Asia-Pacific countries). The two companies will collaborate to bring this therapy to patients as quickly as possible upon completion of the global Phase 3 program, which will be conducted by JCR. Takeda receives an option under a separate option agreement, which allows Takeda to acquire an exclusive license to commercialize JR-141 in the U.S. upon completion of the Phase 3 program.
–In October 2021, Takeda announced the exercise of its option to acquire GammaDelta Therapeutics Limited (“GammaDelta”), a company focused on exploiting the unique properties of gamma delta (γδ) T cells for immunotherapy. Through the acquisition, Takeda will obtain GammaDelta’s allogeneic variable delta 1 (Vδ1) gamma-delta (γδ) T cell therapy platforms, which includes both blood-derived and tissue-derived platforms, in addition to early-stage cell therapy programs. The deal is expected to be finalized in Q1 of Takeda’s fiscal year 2022. Closing of the transaction is contingent on completion of review under antitrust laws, including the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 in the U.S.
3. Material Contracts
There were no material contracts executed during the three-month period ended September 30, 2021.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of September 30, 2021)	Number of shares outstanding as of the filling date (November 5, 2021)	Stock exchange on which the Company is listed	Description
Common stock	1,582,252,525	1,582,252,525	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,582,252,525	1,582,252,525	—	—
(Note1)    The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.
(Note2)    The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from November 1, 2021 to the filing date of Quarterly Securities Report (November 5, 2021).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.

(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.

(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From July 1, 2021 to September 30, 2021 (Note) 1	3,874	1,582,253	7,138	1,676,263	7,138	1,668,276
(Note1) 3,874 thousand shares increase in the total number of issued shares were due to the issuance of new stocks through third party allotment.
Price of issuing stocks: 3,685 JPY    Amount of capitalization per share: 1,842.5 JPY
Allottee: 7,863 employees of the Company and certain subsidiaries of the Company
(Note2) There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from October 1, 2021 to October 31, 2021.

(5) Major shareholders

		As of September 30, 2021
Name	Address	Number of Shares Held (Thousands of Shares)	Percentage of Total Number of Shares Issued (Excluding Treasury Stocks) (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	236,968	14.98
Custody Bank of Japan, Ltd. (Trust account)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	83,755	5.29
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	240 Greenwich Street, 8th Floor West, New York, NY 10286 U.S.A. (1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	73,028	4.62
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo (11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo)	33,914	2.14
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	27,513	1.74
SMBC Nikko Securities Inc.	3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo	25,656	1.62
The Bank of New York Mellon 140042 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	240 Greenwich Street, 8th Floor West, New York, NY 10286 U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	19,716	1.25
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	19,375	1.22
Takeda Science Foundation	3-6, Doshomachi 2-chome, Chuo-ku, Osaka	17,912	1.13
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Custody Business Department, Tokyo branch, The Hongkong and Shanghai Banking Corporation Limited)	One Lincoln Street, Boston, MA, U.S.A. 02111 (11-1, Nihonbashi 3-Chome, Chuo-ku, Tokyo)	17,115	1.08
Total		554,952	35.08

(6) Information on voting rights
1) Total number of shares

	As of September 30, 2021
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	174,700	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,580,788,100	15,807,881	—
Shares less than one unit	Common stock	1,002,725	—	Shares less than one unit (100 shares)
Number of issued shares		1,582,252,525	—	—
Total number of voting rights		—	15,807,881	—
(Note1)    "Shares with full voting rights (Others)" includes 7,019,500 (voting rights: 70,195) and 2,143,100 (voting rights: 21,431) of the shares held by the ESOP and BIP trust, respectively.
(Note2)    "Shares less than one unit" includes 9 of the shares as the treasury stock, and 134 and 102 of the shares held by the ESOP and BIP trust, respectively.

2) Treasury stock and other

	As of September 30, 2021
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	174,700	—	174,700	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka-city, Osaka	12,000	—	12,000	0.00
Total		461,700	—	461,700	0.03
(Note)    In addition to the above treasury stock and shares less than one unit of 9 shares, 7,019,634 of the shares held by the ESOP trust and 2,143,202 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.
2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Six-month Period Ended September 30,		Three-month Period Ended September 30,
	Note	2020	2021	2020	2021
Revenue	4	1,590,785	1,794,423	788,935	844,819
Cost of sales		(487,720)	(517,061)	(249,642)	(275,797)
Selling, general and administrative expenses		(418,631)	(431,854)	(216,257)	(212,011)
Research and development expenses		(224,978)	(254,081)	(118,157)	(131,600)
Amortization and impairment losses on intangible assets associated with products		(208,097)	(205,545)	(103,847)	(102,721)
Other operating income	5	69,463	19,535	5,731	8,417
Other operating expenses	6	(105,234)	(59,438)	(58,460)	(33,680)
Operating profit		215,588	345,979	48,303	97,427
Finance income		29,628	46,912	10,017	6,864
Finance expenses		(110,720)	(104,940)	(63,874)	(39,676)
Share of profit (loss) of investments accounted for using the equity method	7	(8,935)	(3,525)	824	(3,168)
Profit (loss) before tax		125,561	284,425	(4,730)	61,447
Income tax (expenses) benefit	13	(38,972)	(100,704)	8,800	(15,452)
Net profit for the period		86,589	183,721	4,070	45,994
Attributable to:
Owners of the Company		86,548	183,648	4,037	45,964
Non-controlling interests		41	73	33	31
Net profit for the period		86,589	183,721	4,070	45,994
Earnings per share (JPY)
Basic earnings per share	8	55.45	117.08	2.58	29.24
Diluted earnings per share	8	55.13	116.40	2.57	29.08
See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,		Three-month Period Ended September 30,
	2020	2021	2020	2021
Net profit for the period	86,589	183,721	4,070	45,994
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	31,352	4,269	5,834	(11,607)
Remeasurement of defined benefit pension plans	(2,759)	(1,702)	(473)	(1,644)
	28,593	2,568	5,361	(13,252)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(31,403)	66,700	(33,400)	38,420
Cash flow hedges	(5,889)	11,553	(763)	(1,396)
Hedging cost	(13,544)	5,785	(8,187)	3,555
Share of other comprehensive income (loss) of investments accounted for using the equity method	97	(37)	104	(39)
	(50,739)	84,000	(42,246)	40,540
Other comprehensive income (loss) for the period, net of tax	(22,146)	86,568	(36,885)	27,289
Total comprehensive income (loss) for the period	64,443	270,288	(32,815)	73,283
Attributable to:
Owners of the Company	64,272	270,198	(32,911)	73,242
Non-controlling interests	171	90	96	41
Total comprehensive income (loss) for the period	64,443	270,288	(32,815)	73,283
See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2021	As of September 30, 2021
ASSETS
Non-current assets:
Property, plant and equipment		1,453,917	1,459,919
Goodwill		4,033,917	4,078,369
Intangible assets		3,909,106	3,783,677
Investments accounted for using the equity method		112,468	115,247
Other financial assets		235,882	236,844
Other non-current assets		100,341	94,289
Deferred tax assets		353,769	335,575
Total non-current assets		10,199,400	10,103,919
Current assets:
Inventories		753,881	783,476
Trade and other receivables		783,091	843,625
Other financial assets		36,598	25,742
Income taxes receivable		29,623	43,670
Other current assets		122,789	131,842
Cash and cash equivalents		966,222	607,881
Assets held for sale	9	20,689	20,118
Total current assets		2,712,893	2,456,353
Total assets		12,912,293	12,560,273

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	10	4,613,218	4,016,473
Other financial liabilities		517,677	464,505
Net defined benefit liabilities		158,857	164,638
Income taxes payable		33,690	29,393
Provisions		38,748	35,581
Other non-current liabilities		56,898	59,226
Deferred tax liabilities		542,852	547,345
Total non-current liabilities		5,961,940	5,317,162
Current liabilities:
Bonds and loans	10	22,153	214,886
Trade and other payables		343,838	336,600
Other financial liabilities		248,053	247,558
Income taxes payable	13	145,203	188,065
Provisions		471,278	415,076
Other current liabilities		542,651	516,565
Total current liabilities		1,773,176	1,918,750
Total liabilities		7,735,116	7,235,912

		JPY (millions)
	Note	As of March 31, 2021	As of September 30, 2021
EQUITY
Share capital		1,668,145	1,676,263
Share premium		1,688,424	1,686,493
Treasury shares		(59,552)	(41,037)
Retained earnings		1,509,906	1,551,150
Other components of equity		366,114	451,066
Equity attributable to owners of the company		5,173,037	5,323,935
Non-controlling interests		4,140	426
Total equity		5,177,177	5,324,361
Total liabilities and equity		12,912,293	12,560,273

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2020 (From April 1 to September 30, 2020)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total
As of April 1, 2020		1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period					86,548						—	86,548	41	86,589
Other comprehensive income (loss)						(31,402)	31,318	(5,889)	(13,544)	(2,759)	(22,276)	(22,276)	130	(22,146)
Comprehensive income (loss) for the period		—	—	—	86,548	(31,402)	31,318	(5,889)	(13,544)	(2,759)	(22,276)	64,272	171	64,443
Transaction with owners:
Issuance of new shares		22	22								—	44		44
Acquisition of treasury shares				(2,135)							—	(2,135)		(2,135)
Disposal of treasury shares			(0)	2							—	2		2
Dividends	11				(141,858)						—	(141,858)	(77)	(141,935)
Transfers from other components of equity					22,403		(25,162)			2,759	(22,403)	—		—
Share-based compensation			18,098								—	18,098		18,098
Exercise of share-based awards			(29,535)	30,031							—	496		496
Total transactions with owners		22	(11,415)	27,898	(119,455)	—	(25,162)	—	—	2,759	(22,403)	(125,353)	(77)	(125,430)
As of September 30, 2020		1,668,145	1,668,872	(59,565)	1,337,065	60,446	29,047	(28,619)	(12,989)	—	47,885	4,662,402	4,097	4,666,499

See accompanying notes to condensed interim consolidated financial statements.

Six-month period ended September 30, 2021 (From April 1 to September 30, 2021)

		JPY (millions)
	Note	Equity attributable to owners of the Company											Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total
As of April 1, 2021		1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period					183,648						—	183,648	73	183,721
Other comprehensive income (loss)						66,578	4,337	11,553	5,785	(1,702)	86,551	86,551	17	86,568
Comprehensive income (loss) for the period		—	—	—	183,648	66,578	4,337	11,553	5,785	(1,702)	86,551	270,198	90	270,288
Transaction with owners:
Issuance of new shares	11	8,118	14,036								—	22,154		22,154
Acquisition of treasury shares				(4,468)							—	(4,468)		(4,468)
Disposal of treasury shares			(0)	1							—	1		1
Dividends	11				(141,859)						—	(141,859)		(141,859)
Changes in ownership					(2,143)						—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity					1,599		(3,301)			1,702	(1,599)	—		—
Share-based compensation			20,972								—	20,972		20,972
Exercise of share-based awards			(36,938)	22,982							—	(13,956)		(13,956)
Total transactions with owners		8,118	(1,931)	18,515	(142,404)	—	(3,301)	—	—	1,702	(1,599)	(119,300)	(3,804)	(123,104)
As of September 30, 2021		1,676,263	1,686,493	(41,037)	1,551,150	467,376	43,019	(56,522)	(2,807)	—	451,066	5,323,935	426	5,324,361

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2020	2021
Cash flows from operating activities:
Net profit for the period		86,589	183,721
Depreciation and amortization		280,531	283,595
Impairment losses		8,303	1,489
Equity-settled share-based compensation		18,098	20,972
Change in estimate of liabilities related to SHP647	5	(60,179)	—
Loss on sales and disposal of property, plant and equipment		323	219
Gain on divestment of business and subsidiaries		(730)	(730)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	6	19,937	(8,099)
Finance (income) and expenses, net		81,092	58,028
Share of loss of investments accounted for using the equity method		8,935	3,525
Income tax expenses		38,972	100,704
Changes in assets and liabilities:
Increase in trade and other receivables		(1,542)	(55,190)
Decrease (increase) in inventories		3,010	(24,965)
Decrease in trade and other payables		(26,336)	(9,043)
Increase (decrease) in provisions		41,490	(63,512)
Increase in other financial liabilities		13,722	1,023
Other, net		(40,099)	(17,856)
Cash generated from operations		472,116	473,883
Income taxes paid		(103,775)	(78,707)
Tax refunds and interest on tax refunds received		23,670	4,835
Net cash from operating activities		392,011	400,011
Cash flows from investing activities:
Interest received		577	2,126
Dividends received		177	142
Acquisition of property, plant and equipment		(50,479)	(60,601)
Proceeds from sales of property, plant and equipment		38,535	389
Acquisition of intangible assets		(30,413)	(25,182)
Acquisition of investments		(6,219)	(3,591)
Proceeds from sales and redemption of investments		50,650	10,070
Acquisition of businesses, net of cash and cash equivalents acquired		—	(27,549)
Proceeds from sales of business, net of cash and cash equivalents divested		31,400	2,138
Other, net		(6,004)	(1,292)
Net cash from (used in) investing activities		28,224	(103,349)

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2020	2021
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers		(89,917)	(1)
Proceeds from issuance of bonds and long-term loans		1,179,515	—
Repayments of bonds and long-term loans		(1,265,629)	(441,072)
Payments for settlement of forward rate agreement related to bonds		(34,830)	—
Acquisition of treasury shares		(2,135)	(2,542)
Interest paid		(47,562)	(52,668)
Dividends paid		(141,754)	(141,573)
Repayments of lease liabilities		(15,779)	(20,536)
Other, net		(119)	(13)
Net cash used in financing activities		(418,210)	(658,405)
Net increase (decrease) in cash and cash equivalents		2,025	(361,743)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)		637,614	966,222
Effects of exchange rate changes on cash and cash equivalents		(8,570)	3,402
Cash and cash equivalents at the end of the period		631,069	607,881
Cash and cash equivalents reclassified to assets held for sale		(201)	—
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)		630,868	607,881

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, R&D-driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Our intent is to translate science into highly innovative life transforming medicines. Takeda has grown both organically and through acquisitions, completing a series of major transactions that have resulted in growth in our areas of therapeutic, geographic and pipeline focus. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”), oncology, and neuroscience.
2.    Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2021.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended September 30, 2021 were approved on November 5, 2021 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(3) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2021.
Although the COVID-19 pandemic could potentially impact business activities within Takeda due to its further spread, the overall impact on Takeda’s condensed interim consolidated financial results has been limited to date. Therefore, the pandemic did not have a significant impact on accounting estimates and assumptions used for the preparation of the condensed interim consolidated financial statements. Takeda will continue to reassess estimates and assumptions as the situation evolves.
3.    Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2021.
Takeda calculated income tax expenses for the six-month period ended September 30, 2021, based on the estimated average annual effective tax rate.

4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Six-month Period Ended September 30,
	2020	2021
Sales of pharmaceutical products	1,544,504	1,611,282
Out-licensing and service income	46,281	183,141
Total	1,590,785	1,794,423

	JPY (millions)
	Three-month period ended September 30,
	2020	2021
Sales of pharmaceutical products	760,713	819,371
Out-licensing and service income	28,222	25,448
Total	788,935	844,819

Revenue by Therapeutic Area and Product

	JPY (millions)
	Six-month Period Ended September 30,
	2020	2021
Gastroenterology:
ENTYVIO	206,974	255,908
TAKECAB-F (1)	39,952	49,111
GATTEX/REVESTIVE	33,219	36,835
DEXILANT	28,403	25,704
PANTOLOC/CONTROLOC (2)	21,465	19,861
ALOFISEL	281	798
Others	49,532	40,871
Total Gastroenterology	379,826	429,088
Rare Diseases:
Rare Metabolic:
ELAPRASE	34,316	34,813
REPLAGAL	24,967	25,933
VPRIV	18,834	20,988
NATPARA/NATPAR	1,506	2,480
Total Rare Metabolic	79,623	84,214
Rare Hematology:
ADVATE	63,408	61,289
ADYNOVATE/ADYNOVI	29,501	29,967
FEIBA	20,572	20,174
RECOMBINATE	6,922	6,298

	JPY (millions)
	Six-month Period Ended September 30,
	2020	2021
Others	22,406	23,860
Total Rare Hematology	142,809	141,587
Hereditary Angioedema:
TAKHZYRO	43,742	47,530
FIRAZYR	15,148	14,345
Other	14,040	12,382
Total Hereditary Angioedema	72,930	74,256
Total Rare Diseases	295,362	300,057
PDT Immunology:
Immunoglobulin	162,667	181,317
Albumin	28,571	41,744
Others	14,662	14,967
Total PDT Immunology	205,900	238,028
Oncology:
VELCADE	50,012	55,109
LEUPLIN/ENANTONE	49,866	53,853
NINLARO	44,357	45,805
ADCETRIS	30,570	34,142
ICLUSIG	16,845	17,861
ALUNBRIG	4,268	6,239
Others	14,132	20,708
Total Oncology	210,050	233,716
Neuroscience:
VYVANSE/ELVANSE	132,620	159,280
TRINTELLIX	34,955	40,050
Others	40,216	34,389
Total Neuroscience	207,791	233,719
Other:
AZILVA-F (1)	39,927	40,352
LOTRIGA	15,658	16,063
Others (3)	236,271	303,398
Total Other	291,856	359,814
Total	1,590,785	1,794,423
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the six-month period ended September 30, 2020 includes the revenue of Takeda Consumer Healthcare Company Limited, which was divested on March 31, 2021.
The figure for the six-month period ended September 30, 2021 includes the 133,043 million JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue.

	JPY (millions)
	Three-month period ended September 30,
	2020	2021
Gastroenterology:
ENTYVIO	105,750	130,538
TAKECAB-F (1)	19,738	24,843
GATTEX/REVESTIVE	15,745	18,712
DEXILANT	14,794	14,916
PANTOLOC/CONTROLOC (2)	12,288	9,415
ALOFISEL	270	411
Others	24,313	19,748
Total Gastroenterology	192,898	218,583
Rare Diseases:
Rare Metabolic:
ELAPRASE	16,679	16,214
REPLAGAL	12,774	11,883
VPRIV	9,491	10,537
NATPARA/NATPAR	772	1,329
Total Rare Metabolic	39,716	39,963
Rare Hematology:
ADVATE	29,756	30,626
ADYNOVATE/ADYNOVI	14,221	14,594
FEIBA	7,713	8,772
RECOMBINATE	3,201	2,610
Others	11,163	12,786
Total Rare Hematology	66,054	69,388
Hereditary Angioedema:
TAKHZYRO	20,497	22,061
FIRAZYR	7,053	7,471
Other	7,059	5,707
Total Hereditary Angioedema	34,609	35,239
Total Rare Diseases	140,379	144,591
PDT Immunology:
Immunoglobulin	77,561	99,709
Albumin	15,592	23,985
Others	7,483	7,137
Total PDT Immunology	100,636	130,831
Oncology:
VELCADE	25,831	24,980
LEUPLIN/ENANTONE	22,466	27,640
NINLARO	21,426	21,435
ADCETRIS	15,480	16,914
ICLUSIG	7,612	7,492
ALUNBRIG	2,251	3,125
Others	7,011	10,747
Total Oncology	102,077	112,335
Neuroscience:
VYVANSE/ELVANSE	66,611	80,068
TRINTELLIX	18,075	22,182

	JPY (millions)
	Three-month period ended September 30,
	2020	2021
Others	16,248	18,058
Total Neuroscience	100,934	120,307
Other:
AZILVA-F (1)	19,072	17,706
LOTRIGA	7,593	8,236
Others (3)	125,346	92,230
Total Other	152,011	118,173
Total	788,935	844,819
(1) The figures include the amounts of fixed dose combinations and blister packs.
(2) Generic name: pantoprazole
(3) The figure for the six-month period ended September 30, 2020 includes the revenue of Takeda Consumer Healthcare Company Limited, which was divested on March 31, 2021.
(2) Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions)
	Six-month Period Ended September 30,
	2020	2021
Japan	282,383	390,868
U.S.	786,118	838,376
Europe and Canada	327,161	353,970
Asia (excluding Japan)	78,291	89,706
Latin America	58,969	61,372
Russia/CIS	21,661	25,088
Other	36,202	35,041
Total	1,590,785	1,794,423

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

	JPY (millions)
	Three-month period ended September 30,
	2020	2021
Japan	138,338	131,906
U.S.	383,512	426,156
Europe and Canada	169,602	175,228
Asia (excluding Japan)	41,412	49,414
Latin America	28,195	31,312
Russia/CIS	8,617	12,752
Other	19,259	18,050
Total	788,935	844,819
“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

5.    Other Operating Income
Other Operating Income for the six-month period ended September 30, 2020 was 69,463 million JPY, including 60,179 million JPY revaluation gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect a change in expected future costs, such as program termination costs, to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Income for the six-month period ended September 30, 2021 was 19,535 million JPY, including a gain from change in fair value of financial assets and liabilities associated with contingent consideration arrangements and a compensation for damages from a litigation.
6.    Other Operating Expenses
Other operating expenses was 105,234 million JPY and 59,438 million JPY for the six-month period ended September 30, 2020 and 2021, respectively.
Restructuring expenses such as reductions in the workforce and consolidation of sites included in other operating expenses were 65,623 million JPY and 39,623 million JPY for the six-month period ended September 30, 2020 and 2021, respectively. Restructuring expenses for the six-month period ended September 30, 2020 and six-month period ended September 30, 2021 included Shire integration costs related to the acquisition of Shire plc.
Other operating expenses also included 1,675 million JPY and 5,107 million JPY of pre-launch inventory write-offs for the six-month period ended September 30, 2020 and 2021, respectively.
In addition, for the six-month period ended September 30, 2020, Takeda recorded 18,562 million JPY loss from changes in the fair value of financial assets associated with contingent consideration arrangements driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for Xiidra (dry eye medication), which Takeda sold to Novartis in July 2019 (Note 12).
7.    Share of Loss of Investments Accounted for Using the Equity Method
Share of loss of investments accounted for using the equity method for the six-month period ended September 30, 2020 included a loss of 10,124 million JPY related to Takeda's shareholding ratio of the impairment loss recognized by Teva Takeda Pharma Ltd., a business venture of Takeda and Teva Pharmaceutical Industries Ltd., which operates the long listed products business and the generics business.
The impairment loss was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision to divest a part of its generics business and a manufacturing plant.

8.    Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Six-month Period Ended September 30,
	2020	2021
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	86,548	183,648
Net profit used for calculation of earnings per share (million JPY)	86,548	183,648
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,560,848	1,568,498
Dilutive effect (thousands of shares)	9,035	9,296
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,569,883	1,577,794
Earnings per share
Basic earnings per share (JPY)	55.45	117.08
Diluted earnings per share (JPY)	55.13	116.40

	Three-month period ended September 30,
	2020	2021
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	4,037	45,964
Net profit used for calculation of earnings per share (million JPY)	4,037	45,964
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,563,290	1,571,786
Dilutive effect (thousands of shares)	9,765	8,635
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,573,055	1,580,421
Earnings per share
Basic earnings per share (JPY)	2.58	29.24
Diluted earnings per share (JPY)	2.57	29.08
9.    Disposal Groups Held for Sale
The disposal groups held for sale as of March 31, 2021 and September 30, 2021 consisted of a group of assets and liabilities such as related to a portfolio of non-core prescription pharmaceutical assets sold in China. As of September 30, 2021, the corresponding assets such as goodwill and intangible assets were 20,118 million JPY.
10.    Bonds and Loans

(1) Bonds
During the six-month period ended September 30, 2021, Takeda redeemed the following bonds in advance of the original maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency
USD Unsecured Senior Notes	July 2017	May 17, 2021	200 million USD
2018 EUR Unsecured Senior Notes - fixed rate	November 2018	August 10, 2021	1,500 million EUR

(2) Loans
During the six-month period ended September 30, 2021, Takeda prepaid the following borrowings in advance of the original maturity dates.

Instrument	Issuance	Repayment date	Principal Amount in contractual currency
USD Japan Bank for International Cooperation 2019	January 2019	June 11, 2021	2,000 million USD

11.    Equity and Other Equity Items
(1) Issuance of shares
During the six months period ended September 30, 2021, the Company issued 3,874 thousand shares of common stock under the Long Term Incentive Plan for the Company Group employees overseas. The issuance of these shares resulted in an increase in share capital of 7,138 million JPY and share premium of 7,138 million JPY. The shares of the Company common stock were converted into the Company’s American Depositary Shares and settled with employees.

(2) Dividends

	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
April 1, 2020 to September 30, 2020
Q1 2020	141,858	90.00	March 31, 2020	June 25, 2020
April 1, 2021 to September 30, 2021
Q1 2021	141,859	90.00	March 31, 2021	June 30, 2021

Dividends declared for which the effective date falls in after September 30, 2021 are as follows:

Dividends declared	Total dividends declared JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Q3 2021	142,387	90.00	September 30, 2021	December 1, 2021

12.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of September 30, 2021	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	47,141	—	47,141
Investments in convertible notes	—	—	10,533	10,533
Investments in debt instruments	—	—	1,052	1,052
Financial assets associated with contingent consideration arrangements	—	—	26,846	26,846
Other	—	—	1,241	1,241
Derivatives for which hedge accounting is applied	—	5,454	—	5,454
Financial assets measured at fair value through OCI
Equity instruments	88,055	—	57,262	145,317
Total	88,055	52,595	96,934	237,584

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	7,459	—	7,459
Financial liabilities associated with contingent consideration arrangements	—	—	23,403	23,403
Derivatives for which hedge accounting is applied	—	45,478	—	45,478
Total	—	52,937	23,403	76,340

(2) Valuation Techniques
The fair value of derivatives is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted net assets book value method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 8.8 times to 11.4 times.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 assets above is valued at fair value, and subsequently re-measured to fair value at each closing date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.

(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the six-month period ended September 30, 2021. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the six-month period ended September 30, 2021, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the six-month period ended September 30, 2021. There were no other transfers between levels of the fair value hierarchy during the six-month period ended September 30, 2021.

(4) Level 3 fair values
Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the period ended September 30, 2021. The disclosure related to the Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for level 3 financial assets.

	JPY (millions)
	Six-month Period Ended September 30, 2021
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	25,446	52,468
Changes recognized as finance income	439	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value	658	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	303	18,575
Purchases	—	3,673
Transfers to Level 1	—	(16,164)
Transfers to investments accounted for using the equity method	—	(1,290)
As of the end of the period	26,846	57,262

(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of September 30, 2021, the balance primarily relates to pre-existing contingent consideration arrangements from Shire's historical acquisition. The pre-existing contingent consideration acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the period ended September 30, 2021. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements.

JPY (millions)
Six-month Period Ended September 30, 2021
As of the beginning of the period	27,770
Additions arising from business combinations	3,017
Changes in the fair value during the period	(7,147)
Settled during the period	(440)
Foreign currency translation differences	203
As of the end of the period	23,403

(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of September 30, 2021
	Carrying amount	Fair value
Bonds	3,344,702	3,619,208
Long-term loans	886,590	883,113
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

13.    Commitments and Contingent Liabilities
Irish Revenue Commissioners assessment
Shire received a tax assessment from the Irish Revenue Commissioners on November 28, 2018 for 398 million EUR. This assessment relates to the tax treatment of a 1,635 million USD break fee Shire received from AbbVie, Inc. (“AbbVie”) in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021 (IST), Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of Irish Revenue Commissioners. While Takeda intends to appeal the TAC ruling and continues to assert that the AbbVie break fee is not subject to Irish tax, Takeda has recorded a tax provision for 480 million EUR in current liabilities as income taxes payable, representing the 398 million EUR tax liability asserted by Irish Revenue Commissioners plus accrued interest for the six-month period ended September 30, 2021.
Litigation
Takeda is involved in various legal and administrative proceedings. There were no significant updates during the six-month period ended September 30, 2021 except for the matters below.
Intellectual property
ADYNOVATE
On December 5, 2016, Bayer Healthcare LLC (“Bayer”) filed a lawsuit in the U.S. District Court for the District of Delaware against Baxalta Incorporated and Baxalta US Inc. (collectively “Baxalta”), which are now subsidiaries of Takeda, and Nektar Therapeutics (“Nektar”) filed alleging infringement of U.S. Patent No. 9,364,520 in connection with the sales of ADYNOVATE [antihemophilic factor (recombinant), PEGylated]. The case was tried before a jury beginning on January 28, 2019. The jury found in favor of Bayer determining that the patent is infringed. The jury further awarded damages in the amount of 155.2 million USD. Takeda has filed an appeal with the Court of Appeals of the Federal Circuit (CAFC) in September 2019. The CAFC upheld the District Court’s decision on March 1, 2021. The Appeal Mandate was issued on April 7, 2021. On May 14, 2021, Takeda settled this litigation and related pending litigations. The settlement allows both Baxalta and Bayer to continue selling their respective products. Takeda also made a payment in settlement of these cases but the settlement had no material impact on Takeda’s condensed interim consolidated statements of profit or loss as Takeda had established a provision against this case as of March 31, 2021.
NINLARO
Takeda received a paragraph IV notice letter from Sun Pharmaceutical Industries Limited (“Sun”) on January 17, 2020. Sun alleged that U.S. Patent numbers 7,442,830, 8,859,504, and 9,175,017 are invalid, unenforceable, and/or will not be infringed. Takeda filed a complaint against Sun in the U.S. District Court for the District of Delaware on February 27, 2020. On June 18, 2021, Takeda entered into a settlement agreement with Sun. The impact of the settlement was not material to Takeda’s condensed interim consolidated statements of profit or loss.

14.    Subsequent Events
On October 14, 2021, Takeda issued a 0.40%, 250 billion JPY 10-year unsecured senior bond maturing on October 14, 2031. Takeda intends to use the proceeds from the bond offering primarily to prepay the remaining 1,700 million USD outstanding JBIC Loan amount on December 13, 2021 in advance of its original maturity date of December 2025. The remaining bond issuance proceeds will be used for the redemption of bonds or be deployed towards the working capital needs of Takeda.

On October 28, 2021, Takeda resolved to engage in the acquisition of its own shares at the Board of Directors Meeting pursuant to the provision of its Articles of Incorporation in accordance with Article 459, paragraph 1 of the Companies Act of Japan.
1.Reason for acquisition of its own shares
To enhance capital efficiency and improve shareholder returns
2.Details of acquisition

Class of shares to be acquired:	Shares of common stock
Number of shares to be acquired:	Up to 35 million shares
(equivalent to 2.23% of the total number of shares outstanding excluding treasury shares)
Total amount of shares to be acquired:	Up to 100 billion JPY
Schedule of acquisition:	From November 2, 2021 to April 29, 2022
Method of acquisition:	Open-market repurchase through a trust bank

2. Others
Regarding Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 145th fiscal year (from April 1, 2021 to March 31, 2022) at the meeting of the Board of Directors held on October 28, 2021.

(a)    Total amount of interim dividends            142,387,003,440 JPY
(b)    Interim dividend per share                      90.00 JPY
(c)    Effective date/ Payment start date              December 1, 2021

B. Information on Guarantors of the Company
Not applicable.

APPENDIX

1 FY2021 H1 Reconciliation from Reported Revenue to Core/Underlying Revenue
2 FY2021 H1 Reconciliation from Reported to Core/Underlying Core
3 FY2020 H1 Reconciliation from Reported to Core/Underlying Core

1 FY2021 H1 Reconciliation from Reported Revenue to Core/Underlying Revenue

H1
(Billion JPY)	FY2020	FY2021	vs. PY
Reported Revenue	1,590.8	1,794.4	+203.6	+ 12.8%
Sale of Japan diabetes portfolio*2	—	(133.0)	(133.0)	-8.4pp
Core Revenue	1,590.8	1,661.4	+70.6	+ 4.4%
FX effects*1				-3.9pp
Divestitures*2				+6.3pp
Regional portfolio				+4.6pp
Japan diabetes portfolio				+1.0pp
TACHOSIL				+0.5pp
Others				+0.2pp
Underlying Revenue Growth				+ 6.8%

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follows:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from FY2020 H1 as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from FY2020 H1 as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from FY2020 H1 as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from FY2020 H1 as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from FY2020 H1 as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from FY2020 H1 as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from FY2020 H1 as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from FY2021 H1.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both FY2021 H1 and FY2020 H1 as the divestiture was publicly announced and had been expected to complete within FY2021 H1. It is now expected to complete in FY2021 H2.

2 FY2021 H1 Reconciliation from Reported to Core/Underlying Core

FY2021 H1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS						CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	Others		FX	Divestitures
Revenue	1,794.4				(133.0)			1,661.4	(64.8)	(8.9)	+6.8%
Cost of sales	(517.1)				0.6		22.3	(494.1)	21.8	2.6
Gross Profit	1,277.4				(132.4)		22.3	1,167.2	(43.0)	(6.2)
SG&A expenses	(431.9)				1.0		2.1	(428.7)	17.0
R&D expenses	(254.1)						1.3	(252.8)	8.7
Amortization of intangible assets	(204.1)	204.1						—
Impairment losses on intangible assets	(1.5)		1.5					—
Other operating income	19.5			(18.8)			(0.7)	—
Other operating expenses	(59.4)			59.4				—
Operating profit	346.0	204.1	1.5	40.6	(131.4)		25.0	485.7	(17.2)	(6.2)	+6.4%
Margin	19.3%							29.2%			29.1	%*2
Financial income/expenses	(58.0)						(0.4)	(58.5)	5.2
Equity income/loss	(3.5)						6.4	2.8	0.1
Profit before tax	284.4	204.1	1.5	40.6	(131.4)		31.0	430.1	(11.9)	(6.2)
Tax expenses	(100.7)	(45.5)	(0.5)	(11.5)	40.2	63.7	(39.9)	(94.2)	2.5	1.9
Non-controlling interests	(0.1)							(0.1)	—
Net profit	183.6	158.6	0.9	29.2	(91.2)	63.7	(9.0)	335.9	(9.4)	(4.3)
EPS (yen)	117							214	(5)	(3)	+9.1%
Number of shares (millions)	1,568							1,568			1,563

*1 A tax charge of 63.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014.
*2 Underlying Core Operating Profit Margin.

3 FY2020 H1 Reconciliation from Reported to Core/Underlying Core

FY2020 H1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	1,590.8						1,590.8	(2.6)	(102.2)	+0.5%
Cost of sales	(487.7)					47.3	(440.4)	(7.7)	28.5
Gross Profit	1,103.1					47.3	1,150.4	(10.4)	(73.7)
SG&A expenses	(418.6)			0.0		(0.6)	(419.2)	2.0	7.8
R&D expenses	(225.0)			(0.2)		1.6	(223.6)	0.9	0.4
Amortization of intangible assets	(206.0)	206.0					—
Impairment losses on intangible assets	(2.1)		2.1				—
Other operating income	69.5			(8.6)	(0.7)	(60.2)	—
Other operating expenses	(105.2)			86.7		18.6	—
Operating profit	215.6	206.0	2.1	78.0	(0.7)	6.7	507.6	(7.4)	(65.5)	+1.9%
Margin	13.6%						31.9%			29.3%*
Financial income/expenses	(81.1)					17.2	(63.9)	3.5	(0.0)
Equity income/loss	(8.9)				11.0		2.1	(0.0)
Profit before tax	125.6	206.0	2.1	78.0	10.3	23.9	445.8	(3.9)	(65.5)
Tax expenses	(39.0)	(42.2)	(0.3)	(13.5)	(3.2)	(2.1)	(100.2)	0.9	18.3
Non-controlling interests	(0.0)						(0.0)	(0.0)	0.0
Net profit	86.5	163.8	1.8	64.5	7.2	21.8	345.5	(3.1)	(47.2)
EPS (yen)	55						221	(2)	(30)	(0.4)%
Number of shares (millions)	1,561						1,561			1,558

* Underlying Core Operating Profit Margin.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").